UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13 D

                    Under The Securities Exchange Act of 1934
                                (Amendment No. )


                                 SURGICARE, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   868823 10 5
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                                 (CUSIP Number)

                                  July 21, 1999
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             (Date of Event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in a paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. ____868823_10_5________________________
          ---------------


______________________________________________________________________________

(1)       Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

         SURGERY CENTERS OF AMERICA, INC.

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(2)       Check the Appropriate Box if a member of a Group (See Instructions)
     (a)   [   ]
     (b)   [   ]


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(3)      SEC Use Only


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(4)      Source of Funds (See Instructions)

                  OO

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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(d) or 2(e)          [   ]


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(6)      Citizenship or Place of Organization

         OKLAHOMA
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(7)      Sole Voting Power

                                    1,095,556
Number of Shares
Beneficially               ________________________________________________
  Owned By                 (8)  Shared Voting Power
     Each
 Reporting                          1,095,556
Person With
                           ------------------------------------------------
                           (9)  Sole Dispositive Power

                                    1,095,556

                           ------------------------------------------------
                           (10)  Shared Dispositive Power

                                    1,095,556



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(11)  Aggregate Amount of Beneficially Owned by Each Reporting Person

                  1,095,556

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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions).         [   ]



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(13)  Percent of Class Represented by Amount in Row (11)

                  8.7%

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(14)  Type of Reporting Person (See Instructions)

                  CO

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_______________________________________________________________________________

(1)     Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

 DR. JOE H. HUFFMYER  (as a control person of Surgery Centers of America, Inc.)

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(2)       Check the Appropriate Box if a member of a Group (See Instructions)
     (a)   [   ]
     (b)   [   ]

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(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)

                  OO
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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)          [   ]


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(6)      Citizenship or Place of Organization

         U.S.
                            ------------------------------------------------
(7)      Sole Voting Power

                                    1,095,556
Number of Shares
Beneficially               ________________________________________________
  Owned By                 (8)  Shared Voting Power
     Each
 Reporting                          1,095,556
Person With
                           ------------------------------------------------
                           (9)  Sole Dispositive Power

                                    1,095,556

                           ------------------------------------------------
                           (10)  Shared Dispositive Power

                                    1,095,556


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(11)  Aggregate Amount of Beneficially Owned by Each Reporting Person

                  1,095,556

--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions).         [   ]



--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)

                  8.7%


--------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions)

                  IN

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Item 1.  Security and Issuer

         This Schedule 13D relates to the Common Stock of SurgiCare, Inc., a Delaware corporation, ("SurgiCare") with its principal offices located at 6699 Chimney Rock, Houston, TX 77081.


Item 2.  Identity and Background

         This Schedule 13D is filed jointly on behalf of Surgery Centers of America, Inc. ("SCOA "), an Oklahoma limited liability corporation, and Dr. Joe
H. Huffmyer, Chairman of the Board and Chief Executive Officer and 96% majority shareholder of SCOA. SCOA's principal business is the management of ambulatory surgery centers in the United States. The principal executive offices of SCOA and Dr. Huffmyer are located at 1601 South State Street, Edmond, OK 73013.

         During the last five years, neither SCOA nor Dr. Huffmyer (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Unites States federal or state securities laws or finding violations with respect to such laws.



Item 3.  Source and Amount of Funds or Other Consideration

         SCOA is deemed to have acquired beneficial ownership of 1, 095,556 shares of SurgiCare, Inc. on July 18, 1999, pursuant to an agreement, dated July 1, 1999, among SurgiCare, Inc., SCOA and Bellaire SurgiCare, Inc. ("Bellaire"), a Texas corporation. Such shares were issued to SCOA in satisfaction of SCOA's rights, under a previous management agreement with Bellaire, to participate in the proceeds of any transaction resulting in a change of control of Bellaire , an in connection with the agreed early termination of that agreement.



Item 4.  Purpose of Transaction

          (a) The shares issued pursuant to the agreement were received by SCOA in satisfaction of the rights of SCOA to participate in the proceeds and consideration of upon a sale and change in control of the surgery center of Bellaire, Texas, in which SCOA was a partial owner and operated the center under a management agreement. To the best knowledge of SCOA, there are no other rights to receive additional shares of SurgiCare, Inc., except as applies to all holders of Common Stock of SurgiCare.

(b)      Not applicable

(c)      Not applicable

     (d) Dr. Joe H. Huffmyer, Chairman of the Board and Chief Executive Officer of SCOA, was elected to the Board of Directors of SurgiCare, Inc. at their annual meeting of shareholders on July 26, 2000.
(e)      - (j)  Not applicable


Item 5.  Interest in Securities of the Issuer

         (a) - (b) As a result of the transaction, SCOA has the power to vote, or direct the vote, of 1, 095,556 shares of Common Stock representing approximately 8.7 percent of the Common Stock outstanding as of September 7, 2000. In addition, Dr. Joe H. Huffmyer, as the majority 96% shareholder of SCOA, has the sole power to vote, or direct the vote of, and dispose or direct the disposition of 1,095,556 shares of Common Stock of SurgiCare, Inc.

     (c) Except for the receipt of the shares pursuant to the execution of the agreements in July 1999, there have been no transactions in the shares of Common Stock of SurgiCare, Inc., by SCOA or, to the best knowledge of SCOA, any of SCOA's officers or directors during the past 60 days.


(d)      Not Applicable

         (e)  Not Applicable


     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Company, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

    (i) Joint statement on Schedule 13D, as required by Rule 13d-1(K) under the Exchange Act.

     (ii) Letter Agreement dated July 29, 1999 between Surgery Centers of America, Inc., Bellaire SurgiCare, Inc. and SurgiCare, Inc.

     (iii) Affiliation Agreement dated July 29, 1999 between Surgery Centers of America, Inc. and SurgiCare, Inc.


SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 15, 2000


Surgery Centers of America, Inc.



By:  ____   /s/  Joe H. Huffmyer_____________________
         -----------------------
         Name:  Joe H. Huffmyer, M.D.
         Title:  Chairman & Chief Executive Officer